                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              ---------------------


                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended March 27, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____to _____

                        Commission file number: _________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Plantronics, Inc.
                      345 Encinal Street, P.O. Box 1802
                      Santa Cruz, California 95061-1802

                                                               Plantronics, Inc.
                                   Annual Profit Sharing/Individual Savings Plan


REQUIRED INFORMATION

The Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended March 27, 1999 and March 28, 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

                                                               Plantronics, Inc.
                                   Annual Profit Sharing/Individual Savings Plan


                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                PLANTRONICS, INC.
                                ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
                                ---------------------------------------------
                                               (Name of plan)

Date: 09/23/99                  By:  /s/ KEVIN GOODWIN
     --------------------           -----------------------------------------
                                                 (Signature)

                                Name: Kevin Goodwin
                                Title: General Counsel
                                PLANTRONICS, INC. ON BEHALF
                                OF THE PLAN ADMINISTRATOR OF THE
                                PLANTRONICS, INC. ANNUAL PROFIT
                                SHARING/INDIVIDUAL SAVINGS PLAN

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Plantronics, Inc. Annual Profit Sharing/
Individual Savings Plan

     In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan at March 27, 1999 and March 28, 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investments purposes, loans or fixed income obligations and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PriceWaterhouseCoopers LLP

September 15, 1999

PLANTRONICS, INC.
ANNUAL PROFIT
SHARING/INDIVIDUAL SAVINGS
PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
MARCH 27, 1999 AND MARCH 28, 1998


PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
INDEX

-------------------------------------------------------------------------------
                                                                                     Page
Financial Statements:

Report of Independent Accountants                                                        1

  Statement of Net Assets Available for Benefits, with Fund Information                2-4

  Statement of Changes in Net Assets Available for Benefits, with Fund Information     5-7

  Notes to Financial Statements                                                       8-13

Supplemental Schedules:

  Schedule I - Schedule of Assets Held for Investment Purposes                       14-15

  Schedule II - Schedule of Loans or Fixed Income Obligations                           16

  Schedule III - Schedule of Reportable Transactions                                    17


PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                                  March 27, 1999
                                                                                 Fund Information
                                                            -----------------------------------------------------------
                                                                             Charter         Charter
                                                                              Large           Small
                                                              Charter        Company         Company
                                                             Guaranteed       Stock          Stock -        Fidelity
                                                             Long-Term        Index           Growth        Magellan
                                                                Fund           Fund            Fund           Fund
                                                            -------------  -------------   -------------  -------------
Assets

Investments, at fair value
    CIGNA Charter Guaranteed Long-Term Account               $ 7,447,045
    CIGNA Charter Large Company Stock Index Fund                             $  112,679
    CIGNA Charter Small Company Stock - Growth Fund                                          $   26,922
    CIGNA Fidelity Magellan Fund                                                                           $10,626,046
    CIGNA Fidelity Equity Income II Fund
    CIGNA Fidelity Contrafund Fund
Employer contributions receivable                                248,134         12,629           2,914        133,225
                                                            -------------  -------------   -------------  -------------
Net assets available for benefits                            $ 7,695,179     $  125,308      $   29,836    $10,759,271
                                                            =============  =============   =============  =============



                                                                March 27, 1999
                                                               Fund Information
                                                         -----------------------------
                                                           Fidelity
                                                            Equity         Fidelity
                                                          Income II       Contrafund
                                                             Fund            Fund
                                                         -------------   -------------
Assets

Investments, at fair value

    CIGNA Charter Guaranteed Long-Term Account
    CIGNA Charter Large Company Stock Index Fund
    CIGNA Charter Small Company Stock - Growth Fund
    CIGNA Fidelity Magellan Fund
    CIGNA Fidelity Equity Income II Fund                  $ 5,284,407
    CIGNA Fidelity Contrafund Fund                                        $ 2,738,425
Employer contributions receivable                              90,511          66,666
                                                         -------------   -------------
Net assets available for benefits                         $ 5,374,918     $ 2,805,091
                                                         =============   =============

   The accompanying notes are an integral part of these financial statements.



PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION                                                (CONTINUED)
--------------------------------------------------------------------------------

                                                                                        March 27, 1999
                                                                                       Fund Information
                                                                 -----------------------------------------------------------
                                                                                  American
                                                                                 Century -
                                                                                 Twentieth                     Plantronics,
                                                                   Fidelity       Century          Janus           Inc.
                                                                   Puritan         Ultra         Worldwide        Common
                                                                     Fund           Fund            Fund          Stock
                                                                 -------------  -------------   -------------  -------------
Assets

Investments, at fair value
    CIGNA Charter Guaranteed Long-Term Account
    CIGNA Charter Large Company Stock Index Fund
    CIGNA Charter Small Company Stock - Growth Fund
    CIGNA Fidelity Magellan Fund
    CIGNA Fidelity Equity Income II Fund
    CIGNA Fidelity Contrafund Fund
    CIGNA Fidelity Puritan Fund                                    $  757,524
    CIGNA American Century - Twentieth Century Ultra Fund                        $ 3,089,899
    CIGNA Janus Worldwide Fund                                                                    $   31,788
    Plantronics, Inc. Common Stock                                                                              $ 2,637,343
Participant notes receivable
Employer contributions receivable                                      19,411         75,896           9,898        411,818
                                                                 -------------  -------------   -------------  -------------
Net assets available for benefits                                  $  776,935    $ 3,165,795      $   41,686    $ 3,049,161
                                                                 =============  =============   =============  =============


                                                                        March 27, 1999
                                                                       Fund Information
                                                                 -----------------------------
                                                                 Participant
                                                                    Notes
                                                                  Receivable        Total
                                                                 -------------   -------------
Assets

Investments, at fair value
    CIGNA Charter Guaranteed Long-Term Account                                    $ 7,447,045
    CIGNA Charter Large Company Stock Index Fund                                      112,679
    CIGNA Charter Small Company Stock - Growth Fund                                    26,922
    CIGNA Fidelity Magellan Fund                                                   10,626,046
    CIGNA Fidelity Equity Income II Fund                                            5,284,407
    CIGNA Fidelity Contrafund Fund                                                  2,738,425
    CIGNA Fidelity Puritan Fund                                                       757,524
    CIGNA American Century - Twentieth Century Ultra Fund                           3,089,899
    CIGNA Janus Worldwide Fund                                                         31,788
    Plantronics, Inc. Common Stock                                                  2,637,343
Participant notes receivable                                       $  891,939         891,939
Employer contributions receivable                                                   1,071,102
                                                                 -------------   -------------
Net assets available for benefits                                  $  891,939     $34,715,119
                                                                 =============   =============

   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
-------------------------------------------------------------------------------


                                                                            March 28, 1998
                                                                           Fund Information
                                            --------------------------------------------------------------------------------
                                                                                                                   American
                                                                                                                   Century -
                                            Charter                    Fidelity                                    Twentieth
                                          Guaranteed     Fidelity       Equity        Fidelity      Fidelity        Century
                                           Long-Term     Magellan      Income II     Contrafund      Puritan        Ultra
                                             Fund          Fund          Fund           Fund          Fund          Fund
                                            ----------    ----------    ----------    ----------     ---------    ----------
Assets

Investments, at fair value
  CIGNA Charter Guaranteed
    Long-Term Account                       $7,857,579
  CIGNA Fidelity Magellan Fund                            $8,270,865
  CIGNA Fidelity Equity Income II Fund                                  $4,744,975
  CIGNA Fidelity Contrafund Fund                                                      $1,883,195
  CIGNA Fidelity Puritan Fund                                                                         $686,297
  CIGNA American Century - Twentieth
    Century Ultra Fund                                                                                            $2,096,516
  Plantronics, Inc. Common Stock
Participant notes receivable
Employer contributions receivable              220,829       114,523        99,345        67,341        20,770        67,626
                                            ----------    ----------    ----------    ----------     ---------    ----------
Net assets available for benefits           $8,078,408    $8,385,388    $4,844,320    $1,950,536      $707,067    $2,164,142
                                            ==========    ==========    ==========    ==========     =========    ==========


                                                            March 28, 1998
                                                           Fund Information
                                             --------------------------------------------
                                             Plantronics,
                                                Inc.          Participant
                                              Common            Notes
                                               Stock          Receivable       Total
                                             ----------     ---------         -----------
Assets

Investments, at fair value
  CIGNA Charter Guaranteed
    Long-Term Account                                                          $7,857,579
  CIGNA Fidelity Magellan Fund                                                  8,270,865
  CIGNA Fidelity Equity Income II Fund                                          4,744,975
  CIGNA Fidelity Contrafund Fund                                                1,883,195
  CIGNA Fidelity Puritan Fund                                                     686,297
  CIGNA American Century - Twentieth
    Century Ultra Fund                                                          2,096,516
  Plantronics, Inc. Common Stock             $1,005,188                         1,005,188
Participant notes receivable                                 $769,355             769,355
Employer contributions receivable               271,750                           862,184
                                             ----------     ---------         -----------
Net assets available for benefits            $1,276,938      $769,355         $28,176,154
                                             ==========     =========         ===========


   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------



                                                                                Year Ended March 27, 1999
                                                                                     Fund Information
                                                               -----------------------------------------------------------
                                                                                Charter         Charter
                                                                                 Large           Small
                                                                 Charter        Company         Company
                                                                Guaranteed       Stock          Stock -        Fidelity
                                                                Long-Term        Index           Growth        Magellan
                                                                   Fund           Fund            Fund           Fund
                                                               -------------  -------------   -------------  -------------
Additions to net assets attributed to:

    Investment income
      Interest                                                   $  415,364
      Net appreciation in fair value of investments                              $   5,536       $   1,635    $ 2,097,581
                                                               -------------  -------------   -------------  -------------
                                                                    415,364          5,536           1,635      2,097,581
                                                               -------------  -------------   -------------  -------------
    Contributions
      Employer                                                      301,362         13,697           3,173        181,780
      Employee                                                      443,966         35,955          11,036        350,492
                                                               -------------  -------------   -------------  -------------
                                                                    745,328         49,652          14,209        532,272
                                                               -------------  -------------   -------------  -------------
Total additions                                                   1,160,692         55,188          15,844      2,629,853
Deductions from net assets attributed to:
    Benefit payments                                              1,210,544                                       407,621
    Transaction charge                                                  748              5               7            409
                                                               -------------  -------------   -------------  -------------
Total deductions                                                  1,211,292              5               7        408,030
Change in forfeiture reserve, net                                       702                                          (133)
                                                               -------------  -------------   -------------  -------------
Net (decrease) increase prior to interfund transfers                (49,898)        55,183          15,837      2,221,690
Interfund transfers, net                                           (333,331)        70,125          13,999        152,193
                                                               -------------  -------------   -------------  -------------
Net (decrease) increase                                            (383,229)       125,308          29,836      2,373,883
Net assets available for benefits at beginning of year            8,078,408              -               -      8,385,388
                                                               -------------  -------------   -------------  -------------
Net assets available for benefits at end of year                $ 7,695,179     $  125,308      $   29,836    $10,759,271
                                                               =============  =============   =============  =============


                                                                 Year Ended March 27, 1999
                                                                     Fund Information
                                                               -----------------------------
                                                                 Fidelity
                                                                  Equity         Fidelity
                                                                Income II       Contrafund
                                                                   Fund            Fund
                                                               -------------   -------------
Additions to net assets attributed to:

    Investment income
      Interest
      Net appreciation in fair value of investments              $  594,353      $  503,173
                                                               -------------   -------------
                                                                    594,353         503,173
                                                               -------------   -------------
    Contributions
      Employer                                                      130,901          90,642
      Employee                                                      251,959         207,130
                                                               -------------   -------------
                                                                    382,860         297,772
                                                               -------------   -------------
Total additions                                                     977,213         800,945
Deductions from net assets attributed to:
    Benefit payments                                                330,157         119,356
    Transaction charge                                                   74              85
                                                               -------------   -------------
Total deductions                                                    330,231         119,441
Change in forfeiture reserve, net                                      (654)           (716)
                                                               -------------   -------------
Net (decrease) increase prior to interfund transfers                646,328         680,788
Interfund transfers, net                                           (115,730)        173,767
                                                               -------------   -------------
Net (decrease) increase                                             530,598         854,555
Net assets available for benefits at beginning of year            4,844,320       1,950,536
                                                               -------------   -------------
Net assets available for benefits at end of year                $ 5,374,918     $ 2,805,091
                                                               =============   =============



   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION                                     (CONTINUED)
-------------------------------------------------------------------------------


                                                                                              Year Ended March 27, 1999

                                                                                                   Fund Information
                                                                -----------------------------------------------------------
                                                                                 American
                                                                                Century -
                                                                                Twentieth                     Plantronics,
                                                                  Fidelity       Century          Janus           Inc.
                                                                  Puritan         Ultra         Worldwide        Common
                                                                    Fund           Fund            Fund          Stock
                                                                -------------  -------------   -------------  -------------
Additions to net assets attributed to:
    Investment income
      Interest
      Net appreciation in fair value of investments               $   62,041     $  629,090       $   1,201     $  925,402
                                                                -------------  -------------   -------------  -------------
                                                                      62,041        629,090           1,201        925,402
                                                                -------------  -------------   -------------  -------------
    Contributions
      Employer                                                        27,172        101,913          10,622        531,756
      Employee                                                       104,854        214,286          13,299        647,818
                                                                -------------  -------------   -------------  -------------
                                                                     132,026        316,199          23,921      1,179,574
                                                                -------------  -------------   -------------  -------------
Total additions                                                      194,067        945,289          25,122      2,104,976
Deductions from net assets attributed to:
    Benefit payments                                                  70,725         91,856                        152,046
    Transaction charge                                                    17             93               5            566
    Participant notes receivable terminated
      due to withdrawal of participant
                                                                -------------  -------------   -------------  -------------
Total deductions                                                      70,742         91,949               5        152,612
Change in forfeiture reserve, net                                        (68)          (718)                        (6,997)
                                                                -------------  -------------   -------------  -------------
Net increase prior to interfund transfers                            123,257        852,622          25,117      1,945,367
Interfund transfers, net                                             (53,389)       149,031          16,569       (173,144)
                                                                -------------  -------------   -------------  -------------
Net increase                                                          69,868      1,001,653          41,686      1,772,223
Net assets available for benefits at beginning of year               707,067      2,164,142              --      1,276,938
                                                                -------------  -------------   -------------  -------------
Net assets available for benefits at end of year                  $  776,935    $ 3,165,795      $   41,686    $ 3,049,161
                                                                =============  =============   =============  =============




                                                                   Year Ended March 27, 1999

                                                                        Fund Information
                                                                -----------------------------
                                                                Participant
                                                                   Notes
                                                                 Receivable        Total
                                                                -------------   -------------
Additions to net assets attributed to:
    Investment income
      Interest                                                    $   76,276     $   491,640
      Net appreciation in fair value of investments                                4,820,012
                                                                -------------   -------------
                                                                      76,276       5,311,652
                                                                -------------   -------------
    Contributions
      Employer                                                                     1,393,018
      Employee                                                                     2,280,795
                                                                -------------   -------------
                                                                                   3,673,813
                                                                -------------   -------------
Total additions                                                       76,276       8,985,465
Deductions from net assets attributed to:
    Benefit payments                                                               2,382,305
    Transaction charge                                                                 2,009
    Participant notes receivable terminated
      due to withdrawal of participant                                53,602          53,602
                                                                -------------   -------------
Total deductions                                                      53,602       2,437,916
Change in forfeiture reserve, net                                                     (8,584)
                                                                -------------   -------------
Net increase prior to interfund transfers                             22,674       6,538,965
Interfund transfers, net                                              99,910              --
                                                                -------------   -------------
Net increase                                                         122,584       6,538,965
Net assets available for benefits at beginning of year               769,355      28,176,154
                                                                -------------   -------------
Net assets available for benefits at end of year                  $  891,939     $34,715,119
                                                                =============   =============



   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
----------------------------------------------------

                                                                                        Year Ended March 28, 1998

                                                                                            Fund Information
                                                         -----------------------------------------------------------------------
                                                             Charter                     Fidelity
                                                           Guaranteed    Fidelity         Equity        Fidelity        Fidelity
                                                           Long-Term     Magellan       Income II      Contrafund       Puritan
                                                              Fund         Fund            Fund           Fund           Fund
                                                         -----------    -----------    -----------    -----------    -----------
Additions to net assets attributed to:
   Investment income
     Interest                                            $   414,795
     Net appreciation in fair value of investments                      $ 2,778,161    $ 1,454,630    $   527,561    $   137,072
                                                         -----------    -----------    -----------    -----------    -----------
                                                             414,795      2,778,161      1,454,630        527,561        137,072
                                                         -----------    -----------    -----------    -----------    -----------
   Contributions
     Employer                                                372,313        131,614        109,530         68,785         30,250
     Employee                                                362,658        330,361        297,258        255,336         62,713
                                                         -----------    -----------    -----------    -----------    -----------
                                                             734,971        461,975        406,788        324,121         92,963
                                                         -----------    -----------    -----------    -----------    -----------
Total additions                                            1,149,766      3,240,136      1,861,418        851,682        230,035

Deductions from net assets attributed to:
   Benefit payments                                          861,383      1,315,023        694,186        244,787         11,996
   Transaction charge                                            354            462            279            175             35
   Participant notes receivable terminated
     due to withdrawal of participant
                                                         -----------    -----------    -----------    -----------    -----------
Total deductions                                             861,737      1,315,485        694,465        244,962         12,031
Change in forfeiture reserve, net                            (27,936)          (427)          (745)          (294)          (155)
                                                         -----------    -----------    -----------    -----------    -----------
Net increase prior to interfund transfers                    260,093      1,924,224      1,166,208        606,426        217,849
Interfund transfers, net                                     105,137       (223,736)        12,462         16,258        145,229
                                                         -----------    -----------    -----------    -----------    -----------
Net increase (decrease)                                      365,230      1,700,488      1,178,670        622,684        363,078
Net assets available for benefits at beginning of year     7,713,178      6,684,900      3,665,650      1,327,852        343,989
                                                         -----------    -----------    -----------    -----------    -----------
Net assets available for benefits at end of year         $ 8,078,408    $ 8,385,388    $ 4,844,320    $ 1,950,536    $   707,067
                                                         ===========    ===========    ===========    ===========    ===========




                                                                                Year Ended March 28, 1998

                                                                                    Fund Information
                                                                --------------------------------------------------------
                                                                  American
                                                                  Century -
                                                                  Twentieth     Plantronics,
                                                                   Century          Inc.       Participant
                                                                    Ultra         Common          Notes
                                                                    Fund           Stock        Receivable      Total
                                                                -----------    -----------    ------------   -----------
Additions to net assets attributed to:
   Investment income
     Interest                                                                                                $    76,172
     Net appreciation in fair value of investments              $   635,251    $   359,114                     5,891,789
                                                                -----------    -----------    ------------   -----------
                                                                    635,251        359,114         76,172      6,382,756
                                                                -----------    -----------    ------------   -----------
   Contributions
     Employer                                                        76,103        393,570                     1,182,165
     Employee                                                       236,856        377,141                     1,922,323
                                                                -----------    -----------    ------------   -----------
                                                                    312,959        770,711                     3,104,488
                                                                -----------    -----------    ------------   -----------
Total additions                                                     948,210      1,129,825         76,172      9,487,244

Deductions from net assets attributed to:
   Benefit payments                                                 228,092         19,482                     3,374,949
   Transaction charge                                                   113            167                         1,585
   Participant notes receivable terminated
     due to withdrawal of participant                                                              72,857         72,857
                                                                -----------    -----------    ------------   -----------
Total deductions                                                    228,205         19,649         72,857      3,449,391
Change in forfeiture reserve, net                                      (951)        (1,147)                     (31,655)
                                                                -----------    -----------    ------------   -----------
Net increase prior to interfund transfers                           719,054      1,109,029          3,315      6,006,198
Interfund transfers, net                                             94,737        (67,037)       (83,050)            --
                                                                -----------    -----------    ------------   -----------
Net increase (decrease)                                             813,791      1,041,992        (79,735)     6,006,198
Net assets available for benefits at beginning of year            1,350,351        234,946        849,090     22,169,956
                                                                -----------    -----------    ------------   -----------
Net assets available for benefits at end of year                $ 2,164,142    $ 1,276,938    $   769,355    $28,176,154
                                                                ===========    ===========    ============   ===========



   The accompanying notes are an integral part of these financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.      Description of Plan

        The following description of the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. In the event of any inconsistency between this general information and the Plan agreement, the Plan agreement shall control.

        General

        The Plan is a defined contribution plan established effective June 1, 1968 and most recently amended September 30, 1998, retroactively effective July 30, 1998. Eligible employees of Plantronics, Inc. become eligible and may elect to participate upon completing 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        Contributions

        Participants may contribute an amount equal to not less than 2 percent nor more than 15 percent of their eligible compensation for the contribution period. The Company will make a matching contribution in an amount equal to $.25 for each $1.00 contributed by a participant, up to a maximum of 6 percent of the participant's eligible compensation. In addition, the Company will make an annual profit sharing contribution on behalf of certain eligible employees in the amount of 10 percent of its consolidated pre-tax earnings less amounts paid to the Company's Quarterly Profit Sharing Plan and amounts paid in cash to eligible employees due to Internal Revenue Code limitations on allocations, and less any administrative fees associated with the Plan not otherwise paid by the Company. The Company made profit sharing contributions of $1,071,102 and $862,184 for fiscal 1999 and 1998, respectively.

        Participant Accounts

        Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and account earnings (or losses). Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

        Vesting

        Participants are immediately vested in voluntary and matching contributions plus actual earnings thereon (if any). Vesting for profit sharing contributions is based on years of service. Effective for the 1995 fiscal Plan year and subsequent Plan years, a participant becomes 50 percent vested after one year of service and 100 percent vested after two years of service. However, an active participant will become fully vested upon his or her death, disability, reaching normal retirement age
        (65), or reaching early retirement age (age 55 plus two years of service).

        Investment Options

        Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

        - Charter Guaranteed Long-Term Fund - Funds are invested in the CIGNA Charter Guaranteed Long-Term Account, which provides a guaranteed rate of return reset semiannually.

        - Charter Large Company Stock Index Fund - Funds are invested in the CIGNA Charter Large Company Stock Index Fund, which is a separate account which provides an investment portfolio designed to reflect the composition of the Standard & Poor's 500 Composite Stock Price Index.

        - Charter Small Company Stock - Growth Fund - Funds are invested in the CIGNA Charter Small Company Stock - Growth Fund, which invests primarily in small company stocks.

        - Fidelity Magellan Fund - Funds are invested solely in units of the CIGNA Fidelity Magellan Fund, which in turn invests solely in shares of the Fidelity Magellan Fund.

        - Fidelity Equity Income II Fund - Funds are invested solely in units of the CIGNA Fidelity Equity Income II Fund, which in turn invests solely in shares of the Fidelity Equity Income II Fund.

        - Fidelity Contrafund Fund - Funds are invested solely in units of the CIGNA Fidelity Contrafund Fund, which in turn invests solely in shares of the Fidelity Contrafund Fund.

        - Fidelity Puritan Fund - Funds are invested solely in units of the CIGNA Fidelity Puritan Fund, which in turn invests solely in shares of the Fidelity Puritan Fund.

        - American Century - Twentieth Century Ultra Fund-Funds are invested solely in units of the CIGNA American Century - Twentieth Century Ultra Fund, which in turn invests solely in shares of the American Century - Twentieth Century Ultra Fund.

        - Janus Worldwide Fund - Funds are invested solely in units of the CIGNA Janus Worldwide Fund, which in turn invests solely in shares of the Janus Worldwide Fund.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

        - Plantronics, Inc. Common Stock - Funds are invested in shares of Plantronics, Inc. common stock. Participants are eligible to receive a discount on the share price, the percent of which varies based on the fair market value, but in no event will the discount be less than 5 percent or more than 15 percent of the fair market value on the date of purchase.

        Participants may elect to change their investment options at any time subject to certain restrictions on investments in the Company stock.

        Payment of Benefits

        On termination of service and certain other events, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or a distribution in the form of annual installments over a period not to exceed the life expectancy of the participant and his/her beneficiary. Distributions are subject to the applicable provisions of the Plan agreement.

        Participant Notes Receivable

        Participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

        Plan Year

        The Plan year is the 52 or 53 week period ending on the Saturday closest to March 31 of each year. Accordingly, the Plan's fiscal years ended March 27, 1999 and March 28, 1998.

2.      Summary of Accounting Policies

        Method of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


        Investments

        Investments in pooled separate accounts (CIGNA Charter Large Company Stock Index Fund, CIGNA Charter Small Company Stock - Growth Fund, CIGNA Fidelity Magellan Fund, CIGNA Fidelity Equity Income II Fund, CIGNA Fidelity Contrafund Fund, CIGNA Fidelity Puritan Fund, CIGNA American Century - Twentieth Century Ultra Fund and CIGNA Janus Worldwide Fund) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). The investment in the CIGNA Charter Guaranteed Long-Term Account is non-fully benefit responsive and is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Plantronics, Inc. Common Stock is valued at its quoted market price.

        Contributions

        Employee contributions are generally recorded in the period during which the Company makes payroll deductions from the participants' eligible compensation. Matching Company contributions are generally recorded in the same period. Profit sharing contributions are recorded annually.

        Benefits

        Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.      Deposit With Insurance Company

        The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Long-Term Account. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which ranged from 5.60% to 5.35% and 5.70% to 5.60% for the years ended March 27, 1999 and March 28, 1998, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. As discussed in
        Note 2, the CIGNA Charter Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

4.     Investments

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                                       March 27,         March 28,
                                                                                         1999              1998

       CIGNA Charter Guaranteed Long-Term Account                                    $ 7,447,045        $7,857,579
          interest rates, 5.35%; 5.60%
       CIGNA Fidelity Magellan Fund                                                   10,626,046         8,270,865
          units, 57,688; 56,238
       CIGNA Fidelity Equity Income II Fund                                            5,284,407         4,744,975
          units, 116,705; 118,358
       CIGNA Fidelity Contrafund Fund                                                  2,738,425         1,883,195
          units, 31,987; 27,112
       CIGNA American Century - Twentieth Century Ultra Fund                           3,089,899         2,096,516
          units, 52,846; 45,616
       Plantronics, Inc. Common Stock                                                  2,637,343               N/A
          shares, 42,926; N/A

5.      Participant Notes Receivable

        Subject to the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.00% to 13.00% for the years ended March 27, 1999 and March 28, 1998).

6.      Plan Termination or Modification

        Although it has not expressed any intent to do so, the Company has reserved the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at any time, and for any reason, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


7.     Income Taxes

       The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is designed and is currently being operated in substantial compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.     Reconciliation of Plan Financial Statements to the Form 5500

       The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on lines 31 and 32 of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of contributions accrued at December 31. The ending net asset balances are reconciled as follows:


                                                                        March 27,            March 28,
                                                                           1999                 1998

                Net assets, reflected on Form 5500                     $ 33,644,017         $ 27,313,970
                Add:   Employer contributions receivable                  1,071,102              862,184
                                                                       ------------         ------------
                Net assets, reflected in the financial statements      $ 34,715,119         $ 28,176,154
                                                                       ============         ============



9.     Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $9,370 and $8,794 at March 27, 1999 and March 28, 1998, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1998 and 1997 Company cash contributions were offset by $8,798 and $32,735, respectively, from forfeited nonvested accounts.

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE I
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
LINE 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MARCH 27, 1999
-------------------------------------------------------------------------------


                                                                  (c)
                          (b)                     Description of investment including
             Identity of Issue, borrower,          maturity date, rate of interest,               (d)              (e)
    (a)        lessor, or similar party            collateral, par or maturity value              Cost        Current value
           Connecticut General Life          CIGNA Charter Guaranteed
     *     Insurance Company                 Long-Term Account
                                             5.35%                                             $ 7,447,045       $ 7,447,045

           Connecticut General Life          CIGNA Charter Large Company
     *     Insurance Company                 Stock Index Fund
                                             $66.71/unit                                           107,805           112,679

           Connecticut General Life          CIGNA Charter Small Company
     *     Insurance Company                 Stock - Growth Fund
                                             $9.65/unit                                             25,361            26,922

           Connecticut General Life          CIGNA Fidelity Magellan Fund
     *     Insurance Company                 $184.20/unit                                        6,065,309        10,626,046

           Connecticut General Life          CIGNA Fidelity Equity Income II Fund
     *     Insurance Company                 $45.28/unit                                         3,383,311         5,284,407

           Connecticut General Life          CIGNA Fidelity Contrafund Fund
     *     Insurance Company                 $85.61/unit                                         1,828,929         2,738,425



  * Indicates an identified person known to be a party-in-interest to the Plan.

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE I
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
LINE 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MARCH 27, 1999                                                       (CONTINUED)
--------------------------------------------------------------------------------

                                                                  (c)
                          (b)                     Description of investment including
             Identity of Issue, borrower,          maturity date, rate of interest,                (d)                (e)
    (a)        lessor, or similar party            collateral, par or maturity value              Cost           Current value
           Connecticut General Life          CIGNA Fidelity Puritan Fund
     *     Insurance Company                 $31.90/unit                                        $  601,107        $  757,524

           Connecticut General Life          CIGNA American Century - Twentieth
     *     Insurance Company                 Century Ultra Fund
                                             $58.47/unit                                         2,000,434         3,089,899

           Connecticut General Life          CIGNA Janus Worldwide Fund
     *     Insurance Company                 $57.00/unit                                            30,676            31,788

           National Financial                Plantronics, Inc. Common Stock
     *     Services, Inc.                    $61.44/share                                        1,521,641         2,637,343

     *     Participant Notes Receivable      8.00% - 13.00%                                        891,939           891,939



  * Indicates an identified person known to be a party-in-interest to the Plan.

                                                           SUPPLEMENTAL SCHEDULE
                                                                     SCHEDULE II

PLANTRONICS, INC.
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS PLAN
LINE 27b FORM 5500 - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
MARCH 27, 1999
--------------------------------------------------------------------------------

                                                                                                               (g)
                                                                                                     Detailed description of loan
                                                  Amount received during                            including dates of making and
                                                       reporting year                              maturity, interest rate, the type
                                       (c)                                           (f)             and value of collateral, any
                  (b)                Original                                      Unpaid          renegotiation of the loan and the
              Identity and            amount          (d)             (e)         balance at       terms of renegotiation, and other
   (a)      address of obligor        of loan       Principal       Interest      end of year                material items

   (*)       Participant A          $   3,000       $       -       $      -      $       87            Effective date of loan
                                                                                                        January 5, 1994;
                                                                                                        interest rate 8.00%;
                                                                                                        term 36 months



            Amount overdue

          (h)              (i)
       Principal        Interest

          $87              $2


The above loan is classified as defaulted because required payments were not made by the due date; however, the participant will be issued a Form 1099-R for the 2000 Plan year.

 (*) Indicates an identified person known to be a party-in-interest to the Plan.

PLANTRONICS, INC.                                         SUPPLEMENTAL SCHEDULE
ANNUAL PROFIT SHARING/INDIVIDUAL SAVINGS                           SCHEDULE III
LINE 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED MARCH 27, 1999
-------------------------------------------------------------------------------


                                                                                                       (h)
                             (b)                                               (f)                   Current
                     Description of asset                                    Expense                  value
        (a)           (include interest       (c)         (d)        (e)     incurred      (g)     of asset on      (i)
 Identity of party    rate and maturity    Purchase     Selling     Lease      with      Cost of   transaction    Net gain
      involved       in case of a loan)      price       price     rental   transaction   asset        date      or (loss)
                     Purchases into
Connecticut General  CIGNA Charter
Life Insurance       Guaranteed
Company              Long-Term Account     $1,586,458         N/A       N/A        N/A  $1,586,458   $1,586,458            -

Connecticut General  Sales from CIGNA
Life Insurance       Charter Guaranteed
Company              Long-Term Account            N/A  $2,412,570       N/A        N/A   2,412,570    2,412,570            -


Connecticut General  Purchases into
Life Insurance       CIGNA Fidelity
Company              Magellan Fund          1,121,652         N/A       N/A        N/A   1,121,652    1,121,652            -


Connecticut General  Sales from CIGNA
Life Insurance       Fidelity Magellan
Company              Fund                         N/A     864,052       N/A        N/A     583,753      864,052    $ 280,299

Connecticut General  Purchases into
Life Insurance       CIGNA Fidelity
Company              Equity Income II Fund     65,663         N/A       N/A        N/A     665,663      665,663            -

Connecticut General  Sales from CIGNA
Life Insurance       Fidelity Equity
Company              Income II Fund               N/A     720,584       N/A        N/A     505,785      720,584      214,799

                     Purchases of
National Financial   Plantronics, Inc.
Services, Inc.       Common Stock           1,054,901         N/A       N/A        N/A   1,054,901    1,054,901            -

                     Sales of
National Financial   Plantronics, Inc.
Services, Inc.       Common Stock                 N/A     348,148       N/A        N/A     177,418      348,148      170,730
